News Release

For immediate release

Gildan Activewear Announces Second Quarter Results at Top End of Prior Guidance Range and Reconfirms Full Year EPS Guidance
– EPS for Q2 of U.S. $0.64, up 8.5% from U.S. $0.59 in Q2 of Fiscal 2013 –
– Full Year Sales Revenues Now Expected to be Approximately U.S. $2.4 Billion, Versus Prior Guidance of
Approximately U.S. $2.35 Billion –
– Full Year Guidance for Adjusted EPS Reconfirmed at U.S. $3.00-$3.10 as Increased Sales Projected to be Offset by Transitional Manufacturing Costs to Support Sales Growth –
– Planned New Textile Facility to be Located in Costa Rica –

Montréal, Friday, May 2, 2014 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for its second fiscal quarter ended March 30, 2014. Net earnings of U.S. $0.64 per share were a record for the second quarter of a fiscal year and at the top end of the guidance range which the Company had provided on February 5, 2014. The Company slightly increased its guidance for full year sales revenues but reiterated its prior guidance range for adjusted EPS for the full fiscal year, to include the impact of additional transitional manufacturing costs which are being incurred to support its projected sales growth in 2014 and 2015.

Second Quarter Consolidated Results

Net sales in the second quarter amounted to U.S. $548.8 million, up 4.9% from U.S. $523.0 million in the second quarter of fiscal 2013. The Company had projected net sales for the quarter in excess of U.S. $550 million. Adjusted net earnings were U.S. $79.2 million or U.S. $0.64 per share on a diluted basis for the second fiscal quarter ended March 30, 2014, up 8.9% and 8.5% respectively compared with adjusted net earnings of U.S. $72.7 million or U.S. $0.59 per share for the second quarter of fiscal 2013.

The growth in sales and EPS in the second quarter compared to last year was achieved in spite of the impact of colder weather which negatively impacted demand for T-shirts and contributed to soft retail market conditions. The Company’s results reflected strong growth in sales of underwear to U.S. retailers, increased sales to global lifestyle brands and international printwear markets and the non-recurrence of a distributor inventory devaluation discount in the second quarter of fiscal 2013. These positive factors were partially offset by higher cotton costs compared to the second quarter of last year.

Consolidated gross margins in the second quarter were 27.9% compared to 28.9% in the second quarter of last year, as the impact of higher cotton costs compared to last year was only partially passed through into higher net selling prices in Printwear and selling prices for Branded Apparel were not increased. Gross margins were also negatively impacted by inflationary cost increases and transitional manufacturing inefficiencies which are being incurred primarily in sock operations and the former Anvil textile operations, to support new programs and the introduction of new products, and which offset the favourable impact of other manufacturing cost reduction projects.

SG&A expenses in the second quarter were U.S. $69.3 million, compared with U.S. $73.6 million in the second quarter of last year. The reduction in SG&A expenses was primarily due to lower variable compensation expenses and the impact of the lower-valued Canadian dollar on corporate head office expenses. As a percentage of sales, SG&A expenses declined to 12.6% from 14.1% a year ago.

During the second quarter of fiscal 2014, the Company utilized U.S. $79.9 million of cash, primarily to finance seasonal working capital increases and capital expenditures of U.S. $85.8 million. The Company ended the second quarter with cash and cash equivalents of U.S. $58.6 million and outstanding bank indebtedness of U.S. $148.0 million.

Second Quarter Segmented Results

Net sales for the Printwear segment amounted to U.S. $378.5 million, up 2.9% from U.S. $368.0 million in the second quarter of fiscal 2013. Unit sales volumes in Printwear were essentially flat compared to last year, as higher sales volumes in international markets were offset by lower shipments in the U.S. and Canada, due to the impact of colder weather conditions on seasonal demand for T-shirts. The impact of lower T-shirt demand was partially mitigated by higher net selling prices and more favourable product-mix, due to higher sales of fleece and long-sleeve T-shirts. Distributor inventory levels at the end of the second quarter continued to be in good balance relative to projected industry demand.

Net sales for Branded Apparel were U.S. $170.3 million, up 9.9% from U.S. $155.0 million in the second quarter of last year. The growth in sales for the Branded Apparel segment was primarily due to continuing strong consumer demand for Gildan® branded underwear and increased shipments to global lifestyle brands. Sales of Gildan® branded products increased by approximately 50% compared to the second quarter of last year and continue to show very strong positive momentum for the second half of the fiscal year and for fiscal 2015, even though overall retail market conditions continue to be weak.

In the second quarter, the Printwear segment reported operating income of U.S. $92.2 million, up 5.6% from U.S. $87.3 million in the second quarter of fiscal 2013. Operating margins for Printwear were 24.3% compared with 23.7% in the second quarter of last year. The higher margins for Printwear were due to the non-recurrence of a distributor inventory devaluation discount in the second quarter of last year and increased textile manufacturing efficiencies, partially offset by higher cotton costs and other inflationary cost increases. The Branded Apparel segment reported operating income of U.S. $13.3 million, compared to U.S. $13.4 million in the second quarter of fiscal 2013. Operating margins were 7.8% versus 8.6% a year ago. The positive impact on operating margins for Branded Apparel in the second quarter of increased sales volume leverage on SG&A expenses was offset by the short-term manufacturing inefficiencies, inflationary cost increases and higher cotton costs compared to the second quarter of last year, which the Company has not passed through into higher selling prices in order to drive strong unit volume growth.

Year-to-date Sales and Earnings

Net sales revenue for the first six months of fiscal 2014 amounted to U.S. $1.0 billion, up 6.0% from U.S. $943.8 million in the same period last year. The increase in consolidated net sales was mainly due to higher unit sales volumes in both operating segments and more favourable printwear product-mix.

Net earnings for the first six months of fiscal 2014 were U.S. $120.9 million, or U.S. $0.98 per share on a diluted basis, compared to U.S. $107.6 million, or U.S. $0.88 per share, up 12.4% and 11.4% respectively compared to the first six months of fiscal 2013. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were U.S. $122.6 million or U.S. $1.00 per share in the first six months of fiscal 2014, up 9.7% and 9.9% respectively compared to adjusted net earnings of U.S. $111.8 million or U.S. $0.91 per share in the same period last year. The increase in net earnings was mainly due to the increased sales in Printwear and Branded Apparel and manufacturing efficiencies from cost reduction projects, partially offset by higher cotton costs and the transitional manufacturing costs to upgrade the Company’s manufacturing operations and support future growth.

Outlook

The Company has increased its guidance for sales revenues for the full fiscal year to approximately U.S. $2.4 billion, compared to the company’s prior guidance of approximately U.S. $2.35 billion. Sales revenues for Printwear are now projected to be approximately U.S. $1.55 billion, compared with the Company’s prior guidance of in excess of U.S. $1.5 billion, and up approximately 5.5% compared with fiscal 2013. Sales revenues for Branded Apparel are projected to be approximately U.S. $850 million, compared with the Company’s prior guidance of in excess of U.S. $825 million, and up approximately 19% compared with fiscal 2013.

Adjusted EPS for the full year are still projected to be in the range of U.S. $3.00-$3.10, up 11.5%-15.2% compared to fiscal 2013. The earnings impact of slightly higher sales revenues is projected to be offset by the impact of the transitional manufacturing inefficiencies which will be higher than previously anticipated and now include additional costs to train sewing operators and ramp up sewing operations to support a planned further significant increase in underwear sales and sales of higher-valued products in fiscal 2015.

The Company’s guidance continues to assume no material deterioration in overall economic conditions which would negatively impact overall market demand.

The Company now expects that capital expenditures will be at the high end of its previous range of U.S. $300-$350 million. The fiscal 2014 capital expenditure program is primarily for the Company’s strategy to invest in vertically-integrated yarn manufacturing, as well as expenditures for more underwear knitting equipment at Rio Nance I to support the Company’s planned growth in underwear, the initial investment in the new textile manufacturing facility, the reconfiguration and upgrading of the equipment at the former Anvil manufacturing facility in Honduras, new sock manufacturing equipment, a new sewing facility in the Dominican Republic, further investments in energy saving projects, and the new distribution centre in Honduras. The Company has announced that its new textile facility which it previously announced will be located at a site in the province of Guanacaste in north-western Costa Rica, which is strategically located for duty-free, quota-free access to the Company’s major markets in the U.S. In addition, the site is close to the Company’s sewing plants in Nicaragua and accessible to ports on both the eastern and western coasts of the country.

The Company is continuing to assess its capacity requirements due to the introduction of new higher-valued products and projected further sales growth from new retail programs and increased shelf space. The Company expects to provide a further update on its manufacturing plans and the ramp-up of its manufacturing facilities to support its planned sales growth, when it reports its third quarter results.

As a result of the higher capital expenditures, the Company expects to be at the lower end of its prior guidance for free cash flow for fiscal 2014 of U.S. $50-$100 million. The Company expects to generate free cash flow of approximately U.S. $200 million in the second half of the fiscal year.

The Company is projecting that adjusted EPS in the third fiscal quarter will be essentially unchanged compared to the third quarter of last year, when it reported adjusted EPS of U.S. $0.95. Net sales revenues in the third quarter of fiscal 2014 are projected to be close to U.S. $700 million, up approximately 14% compared with U.S. $614.3 million in the third quarter of last year. Cotton costs in the third quarter of fiscal 2014 will be slightly reduced from the second quarter but higher than the third quarter of fiscal 2013. Gross margins in the third quarter will also be negatively impacted by the transitional costs being incurred to further improve the efficiency and product capabilities of certain manufacturing operations, and by inflationary cost increases.

Results for the fourth quarter compared to the third quarter are projected to reflect the benefit of higher-value retail programs and the initial benefit of manufacturing cost reductions from the Company’s capital investment projects. Although results for the fourth quarter of the fiscal year will continue to be impacted by inflationary cost increases, which will partially offset the benefit of manufacturing cost reductions in the quarter from the Company’s capital investment projects, the Company expects to end the fiscal year with very strong momentum in sales and earnings in the fourth quarter, which will provide a strong base for growth in fiscal 2015.

CFO Succession Plan

The Company has announced that Laurence G. Sellyn will remain with the Company until the end of calendar 2014 before retiring, having reached the age of 65 and having served as the Company’s CFO for more than 15 years. The Company is confident that this will ensure that it has sufficient time to finalize its succession plan and ensure an orderly transition in its finance and other corporate head office functions.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.108 per share, payable on June 9, 2014 to shareholders of record on May 15, 2014. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of April 30, 2014, there were 122,261,774 common shares issued and outstanding along with 1,133,739 stock options and 493,703 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in U.S.$ millions, except per share amounts or otherwise indicated)	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net sales	548.8	523.0	1,000.2	943.8
Gross profit	153.2	151.2	272.4	263.8
SG&A expenses	69.3	73.6	142.1	143.0
Operating income	83.9	76.9	128.3	114.7
Adjusted EBITDA(1)	108.1	101.8	176.0	163.7
Net earnings	79.2	72.3	120.9	107.6
Adjusted net earnings(1)	79.2	72.7	122.6	111.8

Diluted EPS	0.64	0.59	0.98	0.88
Adjusted diluted EPS(1)	0.64	0.59	1.00	0.91

Gross margin	27.9%	28.9%	27.2%	28.0%
SG&A expenses as a percentage of sales	12.6%	14.1%	14.2%	15.2%
Operating margin	15.3%	14.7%	12.8%	12.2%

Cash flows from (used in) operations	5.6	24.9	(5.7)	70.3
Free cash flow(1)	(79.9)	(19.6)	(148.4)	1.7

			March 30,	September 29,
As at			2014	2013
Inventories			723.4	595.8
Trade accounts receivable			295.7	255.0
Net indebtedness (cash in excess of total indebtedness) (1)			89.4	(97.4)
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

(in U.S.$ millions)	Q2 2014	Q2 2013	YTD 2014	YTD 2013

Segmented net sales:
Printwear	378.5	368.0	640.4	611.7
Branded Apparel	170.3	155.0	359.8	332.1
Total net sales	548.8	523.0	1,000.2	943.8

Segment operating income:
Printwear	92.2	87.3	140.4	133.2
Branded Apparel	13.3	13.4	35.2	33.1
Total segment operating income	105.5	100.7	175.6	166.3
Corporate and other(1)	(21.6)	(23.8)	(47.3)	(51.6)
Total operating income	83.9	76.9	128.3	114.7
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 37014076, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 37014076#, until Sunday, June 1, 2014 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2014 Second Quarter Management’s Discussion and Analysis dated May 1, 2014 and its unaudited condensed interim consolidated financial statements for the three months and six months ended March 30, 2014 (available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, socks and underwear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour®, Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, where Gildan® is the industry-leading brand, and the Company is increasing its penetration in international printwear markets. The Company is also one of the largest suppliers of branded athletic, casual and dress socks for a broad spectrum of retailers in the U.S. The Company is also developing Gildan® as a consumer brand for underwear and activewear.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. Gildan has over 37,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2013 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as adjusted EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness). These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net earnings	79.2	72.3	120.9	107.6
Restructuring and acquisition-related costs	-	0.8	2.1	6.1
Depreciation and amortization	24.1	24.1	45.7	42.8
Financial expenses, net	0.1	1.6	0.5	3.9
Income tax expense	4.7	3.0	6.8	3.3
Adjusted EBITDA	108.1	101.8	176.0	163.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net earnings	79.2	72.3	120.9	107.6
Adjustments for:
Restructuring and acquisition-related costs	-	0.8	2.1	6.1
Income tax recovery on restructuring and acquisition-related costs	-	(0.4)	(0.4)	(1.9)
Adjusted net earnings	79.2	72.7	122.6	111.8
Basic EPS	0.65	0.60	0.99	0.89
Diluted EPS	0.64	0.59	0.98	0.88
Adjusted diluted EPS	0.64	0.59	1.00	0.91
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Cash flows from (used in) operating activities	5.6	24.9	(5.7)	70.3
Cash flows used in investing activities	(85.5)	(44.5)	(142.7)	(71.1)
Adjustment for:
Business acquisition	-	-	-	2.5
Free cash flow	(79.9)	(19.6)	(148.4)	1.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and Net indebtedness / (Cash in excess of total indebtedness)

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

	March 30,	September 29,
(in U.S.$ millions)	2014	2013
Long-term debt and total indebtedness	148.0	-
Cash and cash equivalents	(58.6)	(97.4)
Net indebtedness (cash in excess of total indebtedness)	89.4	(97.4)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

-30 -

CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Anik Trudel, Vice-President, Corporate Communications Tel: (514) 340-8919 Email: atrudel@gildan.com